FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Previews BlackBerry Client for IBM Lotus Connections at Lotusphere 2008	2

Document 1

January 23, 2008

FOR IMMEDIATE RELEASE

RIM Previews BlackBerry Client for IBM Lotus Connections at Lotusphere 2008

Brings the mobile power of the BlackBerry platform to social software for business

Orlando, FL – Lotusphere 2008, Booth 516 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will today preview BlackBerry® Client for IBM® Lotus® Connections -- a new software application that runs natively on BlackBerry smartphones to provide mobile users with access to Lotus Connections social software for business. The BlackBerry client application leverages the push-based architecture, security and administration features of BlackBerry Enterprise Server, which provides IT groups with the necessary controls for enabling mobile access to Lotus Connections in the enterprise.

Users can enjoy many of the same benefits and functionality found on the desktop version of Lotus Connections directly from their BlackBerry smartphone, including the ability to collaborate on projects with teammates, locate internal subject matter experts by name or topic, as well as effortlessly share information and research to improve decision making.

“Organizations are embracing social networking tools to improve productivity and enable workers to find the experts and information within their organizations that can help them get their jobs done more effectively,” said Mike Lazaridis, President and Co-CEO at RIM. “Lotus Connections, which facilitates the gathering and exchange of information through professional networks, is a natural fit with the BlackBerry platform. We are very pleased to introduce the first mobile software application to leverage this exciting new social software for business.”

“The challenges of globalization are forcing companies to become more nimble, using an increasingly geographically-dispersed and virtual workforce to remain competitive,” said Jeff Schick, vice president of social software, IBM Lotus. “Together with RIM we are excited to be delivering the industry’s business-ready social software on the BlackBerry platform.”

The new BlackBerry Client for Lotus Connections features:

•

Mobile access to Profiles: Users can find internal subject matter experts with an intuitive and flexible search. Users can consider details about current role, background, and areas of interest to identify internal subject matter experts, and contact them instantly.

•

Mobile access to Dogear: Users can save precious time on research by accessing their colleagues’ “pre-vetted” bookmarks, searching them by tags and adding new bookmarks directly from a BlackBerry smartphone.

•	Easy set up: With its intuitive user interface customers can be up and running quickly and using Lotus Connections from their BlackBerry smartphones.
•

Proven wireless architecture: The BlackBerry Client for Lotus Connections leverages the proven architecture and security model of BlackBerry Enterprise Server, allowing IT groups to centrally manage and control mobile access to IBM Lotus Connections.

The BlackBerry Client for Lotus Connections will be previewed this week at Lotusphere 2008 (BlackBerry booth #516) and is expected to be available as a free download later this year. For more information please visit: www.blackberry.com/go/lotusconnections.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products and services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 23, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations